Exhibit 99.4

GPJ VENTURES LTD.

(formerly IMPERIAL PLASTECH INC.)

Years ended November 30, 2006 and 2005

AUDITORS’ REPORT

To the Directors and Shareholders of

GPJ Ventures Ltd. (formerly Imperial PlasTech Inc.)

We have audited the balance sheets of GPJ Ventures Ltd. (formerly Imperial PlasTech Inc.) as at November 30, 2006 and 2005, and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the GPJ Ventures Ltd. (formerly Imperial PlasTech Inc.) as at November 30, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario March 14, 2007	CHARTERED ACCOUNTANTS

GPJ VENTURES LTD. (formerly IMPERIAL PLASTECH INC.)

Balance Sheets

as at November 30, 2006 and 2005

(expressed in Canadian dollars)

	2006	2005
ASSETS

Current
Cash	$374,547	$—
Prepaid expenses and sundry assets	16,390	—

	$390,937	$—

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued liabilities (Note 4)	$15,053	$5,253,075
Current portion of long-term debt (Note 4)	—	6,443,110

	15,053	11,696,185

Shareholders’ equity
Share capital (Note 5)	38,104,180	37,381,288
Contributed surplus (Note 5)	68,384	—
Deficit	(37,796,680)	(49,077,473)

	375,884	(11,696,185)

	$390,937	$—

Approved by the Board:

“Gordon Keep”	Director

“Jay Sujir”	Director

See accompanying Notes to the Financial Statements

GPJ VENTURES LTD. (formerly IMPERIAL PLASTECH INC.)

Statements of Operations and Deficit

For the years ended November 30, 2006 and 2005

(expressed in Canadian dollars)

	2006	2005
Expenses
Advisory fees (Note 6)	$20,000	$—
Office and administration	8,860	—
Professional fees	138,358	—
Regulatory and transfer agent	39,614	—
Shareholder services	13,552	—
Stock-based compensation (Note 5(e))	68,384	—

	288,768	—

Other Items
Interest income	8,267	—

Loss from continuing operations	(280,501)	—

Discontinued operations
Sales	—	577,000
Cost of sales	—	577,000

Gross profit	—	—

Other expenses (income)
Gain on disposal of subsidiaries (Note 4)	(11,838,464)	—
Interest expense	—	198,000
Selling, general and administrative expenses	—	1,490,473
Bankruptcy and receivership fees	277,170	—

	(11,561,294)	1,688,473

Earnings (loss) from discontinued operations	11,561,294	(1,688,473)

Net earnings (loss) for the year	11,280,793	(1,688,473)
Deficit, beginning of year	(49,077,473)	(47,389,000)

Deficit, end of year	$(37,796,680)	$(49,077,473)

Earnings (loss) per share
Loss from continuing operations	$0.00	$0.00

Earnings (loss) from discontinued operations	0.11	(0.02)

Net earnings (loss)	0.11	(0.02)

Weighted average number of common shares outstanding	108,057,544	100,001,396

See accompanying Notes to the Financial Statements

GPJ VENTURES LTD. (formerly IMPERIAL PLASTECH INC.)

Statements of Cash Flows

For the years ended November 30, 2006 and 2005

(expressed in Canadian dollars)

	2006	2005
OPERATING ACTIVITIES
Net loss from continuing operations	$(280,501)	$—
Items not involving cash:
Stock-based compensation	68,384	—
Net changes in non-cash operating assets and liabilities:
Prepaid expenses and sundry assets	(16,390)	—
Accounts payable and accrued liabilities	157,332	—

Cash used in operating activities	(71,175)	—

Discontinued operations
Net earnings (loss) for the year	11,561,294	(1,688,473)
Items not affecting cash:
Gain on disposal of subsidiaries	(11,838,464)	—
Net changes in non-cash operating assets and liabilities:
Accounts receivable	—	1,188,473
Inventories	—	544,000
Accounts payable and accrued liabilities	—	1,000

Cash (used in) provided by discontinued operations	(277,170)	45,000

INVESTING ACTIVITIES
Proceeds on sale of property, plant and equipment	—	3,334,000

Cash provided by investing activities	—	3,334,000

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	—	(1,334,000)
Increase (decrease) in long-term debt	—	(2,045,000)
Issuance of share capital	722,892	—

Cash provided by (used in) financing activities	722,892	(3,379,000)

Change in cash during the year	374,547	—
Cash, beginning of year	—	—

Cash, end of year	$374,547	$—

Interest paid	$—	$198,000
Income taxes paid	$—	$—

Supplemental disclosure with respect to cash flows (Note 9)

See accompanying Notes to the Financial Statements

GPJ VENTURES LTD. (formerly IMPERIAL PLASTECH INC.)

Notes to the Financial Statements

for the year ended November 30, 2006

1.	NATURE OF OPERATIONS

GPJ Ventures Ltd. (the “Company”), was originally incorporated as Imperial PlasTech Inc. under the Ontario Business Corporation Act. On November 13, 2006 the Company continued into British Columbia under the B.C. Corporation’s Act and changed its name to GPJ Ventures Ltd.

The Company incurred significant losses in 2002 and 2003 and breached certain lending agreement covenants. As a result, the principal lender issued an Interim Receiving Order against the Company (the “Receivership”) on June 12, 2003. On July 3, 2003, the Company obtained an order under the Companies Creditors Arrangement Act (“CCAA”) from the Ontario Superior Court of Justice (the “Court”) in order to facilitate the restructuring of the Company after successfully emerging from the Receivership. This allowed the Company to continue operating its business as it negotiated a restructuring plan with its stakeholders. Additional financing was also obtained, providing for continuing operations through the anticipated restructuring period. The Court subsequently granted various extensions of the CCAA protection, the final one being granted until January 30, 2004. On this date, a plan of compromise was implemented and the Company successfully emerged from the restructuring proceedings.

On February 22, 2005, the Company announced that the Court appointed an Interim Receiver for the Company and on March 1, 2005 the Receiver assigned the Company into bankruptcy and a trustee (the “Trustee”) was appointed.

The Company completed a Proposal to Creditors under the Bankruptcy and Insolvency Act (Canada) and it was approved by the creditors of the Company on February 17, 2006 and by the Ontario Superior Court of Justice on March 8, 2006. As a result, the bankruptcy of the Company was annulled effective April 13, 2006. In connection with the Company’s emergence from bankruptcy, a new board of directors was appointed.

The Company commenced seeking opportunities in the natural resource sector and on February 15, 2007 entered into an agreement to purchase two producing gold mines from Goldcorp Inc. (see Note 3).

2.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The principal accounting policies are outlined below:

(a)	Stock-based compensation

The Company recognizes in operations compensation costs for the granting of all stock options and direct awards of stock over the vesting period using the fair value method of accounting, with a corresponding increase to contributed surplus. Upon the exercise of stock options, consideration paid together with the amount previously recorded in contributed surplus is recorded as an increase to share capital.

(b)	Earnings (loss) per share

Basic earnings (loss) per share is calculated using the weighted average number of common shares issued and outstanding during the year. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares.

GPJ VENTURES LTD. (formerly IMPERIAL PLASTECH INC.)

Notes to the Financial Statements

for the year ended November 30, 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Earnings (loss) per share (continued)

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. For the year ended November 30, 2006, this calculation proved to be dilutive, however in accordance with the Canadian Institute of Chartered Accountants’ Handbook, when an enterprise has a loss before discontinued operations, no potential common shares are included in the computation of any diluted per share amount, even if the enterprise reports net earnings. Consequently, the diluted per share amount is anti-dilutive.

(c)	Use of estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(d)	Income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

(e)	Variable interest entities

Effective December 1, 2005, the Company has adopted the new Accounting Guideline 15 (“AcG-15”) “Consolidation of Variable Interest Entities”. The new standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing a majority of the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. Adoption of AcG-15 has not affected the Company’s financial statements.

(f)	Foreign currency translation

Monetary assets and liabilities are translated at exchange rates prevailing at the balance sheet date. All other assets, liabilities, revenues and expenses arising in foreign currencies are translated at the exchange rates prevailing at the date of the transactions; the resulting gains or losses on foreign exchange are included in the results of operations. Foreign operations are considered integrated and are translated into Canadian dollars using current rates of exchange for monetary assets and liabilities, historical rates of exchange for non-monetary assets and liabilities, and average rates for revenues and expenses, except amortization which is translated at the rates of exchange applicable to the related assets. Gains or losses resulting from these translation adjustments are included in income.

GPJ VENTURES LTD. (formerly IMPERIAL PLASTECH INC.)

Notes to the Financial Statements

for the year ended November 30, 2006

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)	Revenue recognition

Revenue is recognized when goods have been shipped and title passes and collectability is reasonably assured.

3.	GOLD MINE ACQUISITIONS

On February 15, 2007, the Company entered into an agreement with Goldcorp Inc. (“Goldcorp”) to acquire Goldcorp’s Peak Mine in Australia and its Amapari Mine in Brazil (the “Acquisition”). In consideration, the Company is required to pay Goldcorp US$200 million in cash and US$100 million through the issuance of 155,000,000 common shares of the Company.

In order to finance the Acquisition and to provide working capital, the Company intends to complete a financing of 435,000,000 subscription receipts at a price of $0.75 per subscription receipt for gross proceeds of $326,250,000. Each subscription receipt will be convertible into units of the Company at closing of the Acquisition. Each unit will consist of one common share of the Company and one-half of one common share purchase warrant with each whole purchase warrant entitling the holder to purchase an additional common share of the Company at a price of $1.50 per share with expiry of five years from the Acquisition’s closing date.

Upon closing of the Acquisition, the Company will grant up to 30,000,000 stock options to its directors, officers, employees and consultants, exercisable at $0.75 per share for a period of five years. Upon closing, the Company will also issue 5,000,000 common shares of the Company to Endeavour Financial Ltd. (“Endeavour”), a company in which an officer is a director of the Company. The Company’s name will be changed to Peak Gold Ltd.

The Acquisition is subject, but not limited to, a number of conditions including stock exchange and disinterested shareholder approvals.

4.	DISPOSAL OF INVESTMENT IN SUBSIDIARIES

As part of the Proposal to Creditors, all of the shares of the Company’s subsidiaries were left with the Trustee. All liabilities at November 30, 2005 were at the subsidiary levels and consequently, during the year ended November 30, 2006, the Company was no longer obligated for this debt. The amounts are therefore no longer obligations of the Company and consequently, a gain on disposal of subsidiaries has been recorded which is included in the statement of operations and deficit. The gain on disposal of subsidiaries is as follows:

2006
Accounts payable and accrued liabilities	$5,253,075
Current portion of long-term debt	6,443,110
Costs incurred during the year ended November 30, 2006	142,279

Gain on disposal of subsidiaries	$11,838,464

GPJ VENTURES LTD. (formerly IMPERIAL PLASTECH INC.)

Notes to the Financial Statements

for the year ended November 30, 2006

5.	SHARE CAPITAL

(a)	Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

(b)

	Issued and fully paid common shares
	Number of shares	Book value	Contributed surplus
Balance, November 30, 2004 and 2005	100,001,396	$37,381,288	$—
Issued pursuant to private placement	15,000,000	750,000	—
Share issue costs	—	(32,108)	—
Exercise of warrants	50,000	5,000	—
Stock-based compensation	—	—	68,384

Balance, November 30, 2006	115,051,396	$38,104,180	$68,384

On May 19, 2006, the Company completed a non-brokered private placement of 15,000,000 units at $0.05 per unit. Each unit consisted of one common share and one common share purchase warrant, with each warrant exercisable into one common share at $0.10 per share, expiring on May 19, 2007.

(c)	Stock Options

The Company has established a “rolling” Stock Option Plan (the “Plan”) in compliance with the TSX Venture Exchange’s policy for granting stock options. Under the Plan, the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares. The exercise price of each option shall not be less than the market price of the Company’s stock at the date of grant.

On April 13, 2006, and in conjunction with the appointment of its new directors, the Company granted stock options to directors, officers and charitable institutions to purchase a total of 1,600,000 common voting shares at $0.10 per share, expiring on April 13, 2011. The options vested immediately. Prior to this grant, there were no stock options outstanding or any activity for the years presented. As at November 30, 2006, all stock options granted were outstanding.

(d)	Warrants

A summary of the changes in warrants is presented below:

	Number of warrants	Weighted average exercise price
Balance, November 30, 2004 and 2005	—	$—
Issued, May 19, 2006	15,000,000	0.10
Exercised	(50,000)	0.10

Balance, November 30, 2006	14,950,000	$0.10

GPJ VENTURES LTD. (formerly IMPERIAL PLASTECH INC.)

Notes to the Financial Statements

for the year ended November 30, 2006

5.	SHARE CAPITAL (continued)

(e)	Stock-based Compensation

Using the fair value method for stock-based compensation, the Company recorded a total charge to earnings of $68,384 for the 1,600,000 stock options granted to officers, directors and charitable institutions on April 13, 2006. This amount was determined using the Black-Scholes model assuming no dividends were paid, a weighted average volatility of 41%, a weighted average annual risk free interest rate of 4.3% and an average expected life of 5 years and is included in the statement of operations as stock-based compensation.

6.	COMMITMENT

Effective April 1, 2006, the Company entered into a financial advisory and office rental agreement with Endeavour. Endeavour charges $2,500 per month for the advisory services and $1,000 per month for the rent, and may also earn success fees on certain transactions. The initial term of the agreement is for one year after which it will continue in force on a month-to-month basis.

7.	RELATED PARTY TRANSACTIONS

a)	During the year ended November 30, the Company incurred the following expenses with Endeavour:

	2006	2005
Advisory fees	$20,000	$—
Rent	8,000	—

b)	In accordance with its financial advisory agreement with the Company, Endeavour was granted 500,000 stock options which are included in the 1,600,000 stock options noted in Note 5(c) above.

c)	Included in current portion of long-term debt at November 30, 2005 was an amount of $5,584,000 owed to A.G. Petzatakis S.A., a company that owned approximately 89% of the Company at November 30, 2005. Pursuant to the approval of the Proposal to Creditors and the Company’s emergence from bankruptcy, A.G. Petzatakis S.A. is no longer related to the Company.

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, prepaid expenses and sundry assets and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, credit or currency risks arising from these financial instruments. The carrying values of these financial instruments approximate their book values as a result of their short-term nature.

GPJ VENTURES LTD. (formerly IMPERIAL PLASTECH INC.)

Notes to the Financial Statements

for the year ended November 30, 2006

9.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash transactions for the year ended November 30, 2006 consisted of the following:

•	the Company granted 1,600,000 stock options to directors, officers and charitable institutions with a fair value of $68,384;

•

accounts payable and accrued liabilities of $5,395,354 and current portion of long-term debt of $6,443,110 were assumed by the Company’s subsidiaries in accordance with the Proposal to Creditors and pursuant to the Company’s emergence from bankruptcy (see Notes 1 and 3).

There were no significant non-cash transactions during the year ended November 30, 2005.

10.	SEGMENTED INFORMATION

The Company currently operates in one business segment, being the acquisition of natural resource properties.

a)	Geographic segment – As at November 30, 2006 and for the year then ended, the Company’s assets and operations were exclusively in Canada. The Company’s sales for the year ended November 30 were as follows:

	2006	2005
Canada	$—	$553,000
United States	—	24,000

	$—	$577,000

11.	INCOME TAXES

Income tax expense varies from the amount that would be computed by applying the Canadian federal and provincial statutory rate of 36.1% (2005: 34.1%) to earnings before income taxes as shown in the following table:

	2006	2005
Combined Canadian federal and provincial taxes at expected rate	$4,072,366	$(569,000)
Previously unrecognized tax losses and temporary differences	(2,136,843)	—
Non-taxable portion of gain	(2,136,843)	—
Non-deductible items and other	24,687	(7,000)
Losses and temporary differences not recognized	176,633	576,000

	$—	$—

GPJ VENTURES LTD. (formerly IMPERIAL PLASTECH INC.)

Notes to the Financial Statements

for the year ended November 30, 2006

11.	INCOME TAXES (continued)

The composition of the future tax assets is as follows:

Future tax assets:
Loss carryforward balances	$178,951	$9,066,000
Deductible temporary differences	—	6,217,000
Other	9,273	—

Total gross future tax assets	188,224	15,283,000
Valuation allowance	(188,224)	(15,283,000)

Net future income tax assets	$—	$—

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods which those losses and temporary differences will be available for deduction.

At November 30, 2006, the Company had approximately $495,000 of losses available for carry forward. These losses, if not utilized, will expire in 2026.

12.	SUBSEQUENT EVENTS

a)	Subsequent to November 30, 2006, 4,137,500 warrants with an exercise price of $0.10 per share and 20,000 stock options with an exercise price of $0.10 per share were exercised for total proceeds of $415,750.

b)	On February 15, 2007, the Company entered into an agreement with Goldcorp to acquire Goldcorp’s Peak Mine in Australia and its Amapari Mine in Brazil (see Note 3).